SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Gelesis Holdings, Inc.

(Name of the Issuer)

Gelesis Holdings, Inc.

PureTech Health plc

PureTech Health LLC

Caviar Merger Sub LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50

(Title of Class of Securities)

14070Y101

(CUSIP Number of Class of Securities)

Yishai Zohar Chief Executive Officer Gelesis Holdings, Inc. 501 Boylston Street, Suite 6102 Boston, MA, 02116 (617) 456-4718	Bharatt Chowrira President PureTech Health plc PureTech Health LLC Caviar Merger Sub LLC 6 Tide Street, Suite 400 Boston, MA 02210 (617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to

James T. Barrett Jeffrey A. Letalien Jean A. Lee Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Peter N. Handrinos Joshua M. Dubofsky Ian Nussbaum Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Gelesis Holdings, Inc. (the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.0001 per share (“Company Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) PureTech Health LLC, a Delaware limited liability company (“Parent”), (iii) PureTech Health plc, a company incorporated under the laws of England and Wales (“PureTech”), and (iv) Caviar Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of parent (“Merger Sub”).

On June 12, 2023, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, the Company will merge with and into Merger Sub, with Merger Sub as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and a proposal to adjourn and postpone the Special Meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve and adopt the Merger Agreement. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the preliminary Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each share of Company Common Stock outstanding immediately prior to the consummation of the Merger (other than as provided below, but including shares issued in connection with the deemed exercise of certain warrants to purchase shares of Company Common Stock) will be converted into the right to receive $0.05664 per share in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following shares of Company Common Stock will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) shares held in the treasury of the Company, (ii) shares owned by Parent or any of its direct or indirect subsidiaries (including Merger Sub) immediately before the effective time of the Merger, (iii) shares of the restricted Company Common Stock issued pursuant to that certain Business Combination Agreement, dated as of July 19, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp. and CPSR Gelesis Merger Sub, Inc. (as amended, restated, supplemented or otherwise modified, the “BCA”), and subject to all of the terms and conditions of the BCA in respect of the “Earn Out Shares”, and (iv) shares held by Company’s stockholders who perfect their statutory rights of appraisal under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), a copy of which is attached hereto as Exhibit (f) and is also included as Annex C to the preliminary Proxy Statement and incorporated herein by reference.

At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock issued pursuant to that certain Warrant Agreement, dated July 1, 2020, by and among Capstar Special Purpose Acquisition Corp., a Delaware corporation, Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Gelesis Warrant Agreement”, and each such warrant, a “Gelesis Warrant”) will automatically and without any required action on the part of the holder thereof, cease to represent a warrant exercisable for one share of Company Common Stock and become a warrant exercisable for the Merger Consideration; provided that if a holder of such Gelesis Warrant properly exercises such Gelesis Warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such Gelesis Warrant will be entitled to the Black-Scholes Warrant Value (as defined in the Gelesis Warrant Agreement) with respect to such Gelesis Warrant, which would have been equal to less than $0.01 per Gelesis Warrant as of the close of trading on June 12, 2023.

The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the affirmative vote of (i) holders of a majority of the issued and outstanding shares of Company Common Stock not owned, directly or indirectly, by Parent or any of its subsidiaries (including Merger Sub) or its affiliates and (ii) holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement, was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER – Gelesis Holdings, Inc.”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price Of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership Of Certain Beneficial Owners And Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price Of Company Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE MERGER AGREEMENT – Representations and Warranties”

“THE MERGER AGREEMENT – Conduct of Our Business Pending the Merger”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price Of Company Common Stock”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of the Company’s Securities”

Item 3. Identity and Background of Filing Person

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Gelesis Holdings, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Parties to the Merger”

“PARTIES TO THE MERGER”

“OTHER INTERESTED PARTIES IN THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

Item 4. Terms of the Transaction

(a)(1) Tender Offers. Not Applicable.

(a)(2) Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Opinion of Lincoln International LLC”

“SPECIAL FACTORS – Certain Prospective Financial Information”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Accounting Treatment”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING – Vote Required”

“VOTING AND SUPPORT AGREEMENT”

Annex A – Agreement and Plan of Merger

Annex D – Form of Voting and Support Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“THE MERGER AGREEMENT – Employee Matters”

“THE MERGER AGREEMENT – Treatment of Outstanding Company Options and Company RSU Awards”

“VOTING AND SUPPORT AGREEMENT”

Annex A – Agreement and Plan of Merger

Annex D – Form of Voting and Support Agreement

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Appraisal Rights”

“THE MERGER AGREEMENT – Dissenting Shares”

“THE SPECIAL MEETING – Rights of Stockholders Who Seek Appraisal”

Annex A – Agreement and Plan of Merger

Annex C – Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

“NOTE AND WARRANT PURCHASE AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of the Company’s Securities”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“VOTING AND SUPPORT AGREEMENT”

“NOTE AND WARRANT PURCHASE AGREEMENT”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of the Company’s Securities”

Annex A – Agreement and Plan of Merger

Annex D – Form of Voting and Support Agreement

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“VOTING AND SUPPORT AGREEMENT”

“NOTE AND WARRANT PURCHASE AGREEMENT”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING – Voting by Gelesis’ Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of the Company’s Securities”

Annex A – Agreement and Plan of Merger

Annex D – Form of Voting and Support Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger for Parent”

“SPECIAL FACTORS – Certain Effects on Gelesis if the Merger is not Completed”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Company Common Stock”

“THE MERGER AGREEMENT”

“DEREGISTRATION OF COMPANY COMMON STOCK”

Annex A – Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger for Parent”

“SPECIAL FACTORS – Certain Effects on Gelesis if the Merger is not Completed”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT”

“VOTING AND SUPPORT AGREEMENT”

“NOTE AND WARRANT PURCHASE AGREEMENT”

“THE SPECIAL MEETING”

“THE SPECIAL MEETING – Voting by Gelesis’ Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Directors and Executive Officers of Gelesis”

“DEREGISTRATION OF COMMON STOCK”

Annex A – Agreement and Plan of Merger

Annex D – Form of Voting and Support Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Opinion of Lincoln International LLC”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Opinion of Lincoln International LLC”

“SPECIAL FACTORS – Certain Prospective Financial Information”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

Annex B – Opinion of Lincoln

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger for Parent”

“SPECIAL FACTORS – Certain Effects on Gelesis if the Merger is not Completed”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“SPECIAL FACTORS – Appraisal Rights”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Fees and Expenses”

“SPECIAL FACTORS – Merger Consideration”

“SPECIAL FACTORS – Accounting Treatment”

“THE MERGER AGREEMENT – Structure of the Merger; Certificate of Formation; Limited Liability Company Agreement; Managers and Officers”

“THE MERGER AGREEMENT – Consideration to be Received in the Merger”

“THE MERGER AGREEMENT – Dissenting Shares”

“THE MERGER AGREEMENT – Withholding Rights”

“THE MERGER AGREEMENT – Surrender and Payment Procedures”

“THE MERGER AGREEMENT – Conduct of Our Business Pending the Merger”

“THE MERGER AGREEMENT – The Go-Shop Period—Solicitation of Other Offers”

“THE MERGER AGREEMENT – The No-Shop Period—No Solicitation of Other Offers”

“THE MERGER AGREEMENT – Adverse Recommendation Change”

“THE MERGER AGREEMENT – Employee Matters”

“THE MERGER AGREEMENT – Indemnification; Directors’ and Officers’ Insurance”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Company Common Stock”

“DEREGISTRATION OF COMMON STOCK”

Annex A – Agreement and Plan of Merger

Item 8. Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Opinion of Lincoln International LLC”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS –  Interests of Gelesis’ Directors and Officers in the Merger”

“THE MERGER AGREEMENT – Indemnification; Directors’ and Officers’ Insurance”

“PROPOSAL 1: THE MERGER PROPOSAL”

Annex B – Opinion of Lincoln

The Discussion Materials Underlying Fairness Opinion dated June 11, 2023, prepared by Lincoln International LLC, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibit (c)(ii), and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“THE MERGER AGREEMENT – Conditions to the Merger”

“THE SPECIAL MEETING –  Purpose of the Special Meeting”

“THE SPECIAL MEETING – Record Date and Quorum”

“THE SPECIAL MEETING – Vote Required”

“THE SPECIAL MEETING – Voting”

“THE SPECIAL MEETING – Deadline for Voting”

“THE SPECIAL MEETING – Revocation of Proxies”

“PROPOSAL 1: THE MERGER PROPOSAL”

Annex A – Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Opinion of Lincoln International LLC”

“SPECIAL FACTORS – Provisions for Unaffiliated Stockholders”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Opinion of Lincoln International LLC”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS –  Interests of Gelesis’ Directors and Officers in the Merger”

“PROPOSAL 1: THE MERGER PROPOSAL”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“THE MERGER AGREEMENT – The Go–Shop Period – Solicitation of Other Offers”

“THE MERGER AGREEMENT – The No–Shop Period – No Solicitation of Other Offers”

Annex A – Agreement and Plan of Merger

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Opinion of Lincoln International LLC”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex B – Opinion of Lincoln

The Discussion Materials Underlying Fairness Opinion dated June 11, 2023, prepared by Lincoln International LLC, and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibit (c)(ii), and are incorporated by reference herein.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT – Closing and Effective Time of the Merger”

“THE MERGER AGREEMENT – Additional Covenants”

“THE MERGER AGREEMENT – Conditions to the Merger”

Annex A – Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT – Termination”

“THE MERGER AGREEMENT – Termination Fee”

“THE MERGER AGREEMENT – Expenses”

Annex A – Agreement and Plan of Merger

(d) Borrowed Funds.

“SPECIAL FACTORS – Financing of the Merger”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS –  Certain Effects of the Merger”

“VOTING AND SUPPORT AGREEMENT”

“THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

Annex D – Form of Voting and Support Agreement

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS –  Certain Effects of the Merger”

“VOTING AND SUPPORT AGREEMENT”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares of the Company’s Securities”

Annex A – Agreement and Plan of Merger

Annex D – Form of Voting and Support Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“VOTING AND SUPPORT AGREEMENT”

“THE SPECIAL MEETING – Record Date and Quorum”

“THE SPECIAL MEETING – Vote Required”

“THE SPECIAL MEETING – Voting by Gelesis’ Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Directors and Executive Officers of Gelesis”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership Of Certain Beneficial Owners And Management”

Annex D – Form of Voting and Support Agreement

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Position of the PureTech Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the PureTech Entities for the Merger”

“PROPOSAL 1: THE MERGER PROPOSAL”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Certain Prospective Financial Information”

“SPECIAL FACTORS – Certain Effects of the Merger”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Book Value per Share”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Financial Statements and Supplementary Data”

“INDEX TO FINANCIAL STATEMENTS”

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“SPECIAL FACTORS – Interests of Gelesis’ Directors and Officers in the Merger”

“SPECIAL FACTORS – Fees and Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Position of the Company as to the Fairness of the Merger to Unaffiliated Stockholders”

“SPECIAL FACTORS – Purpose and Reasons of Gelesis for the Merger”

“THE SPECIAL MEETING”

Item 15. Additional Information

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTOR – Interests of Gelesis’ Directors and Officers in the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT”

Annex A – Agreement and Plan of Merger

(c) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Preliminary Proxy Statement of Gelesis Holdings, Inc. (included in the Schedule 14A filed on July 25, 2023 and incorporated herein by reference) (the “Preliminary Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Letter to Gelesis Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(c)(i)	Opinion of Lincoln International LLC, dated June 12, 2023 (included as Annex B to the Preliminary Proxy Statement, and incorporated herein by reference).

(c)(ii)	Discussion Materials of Lincoln International LLC Underlying Fairness Opinion, dated June 11, 2023, prepared by Lincoln International LLC, and reviewed by the Special Committee.

(d)(i)	Agreement and Plan of Merger, dated June 12, 2023 by and among PureTech Health LLC, Caviar Merger Sub LLC and Gelesis Holdings, Inc. (included as Annex A to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(ii)	Voting and Support Agreement, dated as of June 12, 2023, by and among Gelesis Holdings, Inc. and the persons set forth on Schedule A thereto (included as Annex D to the Preliminary Proxy Statement, and incorporated herein by reference).

(f)	Section 262 of the DGCL (included as Annex C to the Proxy Statement, and incorporated herein by reference).

(g)	Not Applicable.

107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GELESIS HOLDINGS, INC.

By:	/s/ Elliot Maltz
Name:	Elliot Maltz
Title:	Chief Financial Officer
Date:	July 25, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PURETECH HEALTH PLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	President, Chief Business, Financial and Operating Officer
Date:	July 25, 2023

PURETECH HEALTH LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	Chief Executive Officer
Date:	July 25, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAVIAR MERGER SUB LLC

By:	/s/ Charles Sherwood
Name:	Charles Sherwood
Title:	Chief Executive Officer
Date:	July 25, 2023